June 9, 2010

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On April 20, 2010, Northern Lights Fund Trust (the "Registrant"), on behalf of the CIFG Strategic Opportunity Fund, a series of the Registrant, filed Post-Effective Amendment No. 140 to its registration statement under the Securities Act of 1933 on Form N-1A.  On June 2, 2010, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1.

Comment.  Please confirm that the expense limitation agreement referenced in the Annual Fund Operating Expenses portion of the fee table under Fees and Expenses of the Fund will be (i) effective for at least one year and (ii) may not be terminated unilaterally by the adviser.

Response.  The Registrant hereby confirms (i) and (ii) above.

2.

Comment.  Please provide a description of the Fund's intended use of derivatives under Principal Investment Strategies.

Response.  The following has been added to the Principal Investment Strategies disclosure.

"ETFs may also employ derivatives, such as futures contracts, swap contracts, or options as a substitute for securities, commodities or currencies."

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771

3.

Comment.  Please provide additional disclosure under Principal Investment Strategies alerting investors that the Fund may focus its investments in particular economic segments and or security types.

Response.   The following has been added to the Principal Investment Strategies disclosure.

"However, from time to time, the Fund may focus its investments in ETFs that are principally invested in one economic segment or security type."

4.

Comment.  In third paragraph under Principal Investment Strategies, please add language describing market cycles in connection with the advisers' risk management strategies.

Response.  The first sentence of the third paragraph has been revised to include an explanatory reference to market cycles and downward trends as noted below:

The advisers will also hedge or reduce market exposure when they believe that the Reward presented by the market is unfavorable, or the market cycle is in a downward trend, based on the Risk identified in the valuation and the economic growth in the economy.

5.

Comment.  Under the section entitled Frequent Purchases and Redemptions of Fund Shares, please expand the bullet point summary to capture key features that are described in detail in the paragraphs that follow.

Response.  The bullet point summary has been expanded to capture key features of the Fund's methods of discouraging frequent purchases and redemptions as noted below:

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

The Fund discourages and does not accommodate market timing. Frequent trading into and out of the Fund can harm all Fund shareholders by disrupting the Fund's investment strategies, increasing Fund expenses, decreasing tax efficiency and diluting the value of shares held by long-term shareholders. The Fund is designed for long-term investors and is not intended for market timing or other disruptive trading activities. Accordingly, the Fund's Board has approved policies that seek to curb these disruptive activities while recognizing that shareholders may have a legitimate need to adjust their Fund investments as their financial needs or circumstances change. The Fund currently uses several methods to reduce the risk of market timing. These methods include:

•

Committing staff to review, on a continuing basis, recent trading activity in order to identify trading activity that may be contrary to the Fund's "Market Timing Trading Policy;"

•

Reject or limit specific purchase requests;

•

Reject purchase requests from certain investors; and

•

Assessing a redemption fee for short-term trading.

Though these methods involve judgments that are inherently subjective and involve some selectivity in their application, the Fund seeks to make judgments and applications that are consistent with the interests of the Fund's shareholders.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser